Corporate Headquarters:

RSP Permian, Inc.

3141 Hood St., Ste. 500

Dallas, Texas 75219-5018

Main: 214-252-2700

Fax: 214-252-2750

September 26, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-220508) of RSP Permian, Inc. and the Additional Registrant Guarantor Named Therein (the “Registrants”)

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrants, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on September 28, 2017 at 2:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please call the undersigned at (214) 252-2700 or Julian Seiguer of Vinson & Elkins L.L.P., the Registrants’ outside counsel, at (713) 758-2790 with any questions regarding this request for acceleration.

Very truly yours,

RSP Permian, Inc.

By:	/s/ James E. Mutrie
Name:	James E. Mutrie
Title:	Vice President and General Counsel